RECEIVED
MAR 0 1 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

SECUR 06007907 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 NORTHAMPTON STREET, PO BOX 1659
(No. and Street)

EASTON (City) PA (State) 18044-1659 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. HENRY D'ALBERTO 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD (Address) ALLENTOWN (City) PA (State) 18104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
R... V. Prasse, Notary Public
...Stroudsburg Boro. Monroe County
My Commission Expires June 10, 2008
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT 3

STATEMENTS OF FINANCIAL CONDITION 4

STATEMENTS OF INCOME AND RETAINED DEFICITS 5

STATEMENTS OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION 10

STATEMENTS OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES 11

NET CAPITAL RECONCILIATION 12

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS 13

REPORT ON FINDINGS OF MATERIAL INADEQUACIES 14

FINANCIAL STATEMENT DISTRIBUTION LIST 15

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES
BRODHEADSVILLE, PA
570-992-5876
EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.
KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2005 and 2004, and the related income statements and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2005 and 2004, and the results of it's operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 20, 2006
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,628	$ 11,226
Certificate of deposit	31,164	30,414
Commissions receviable	23,083	14,763
TOTAL CURRENT ASSETS	58,875	56,403
FIXED ASSETS		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,780	531
Less: Accumulated depreciation	(53,148)	(52,341)
TOTAL FIXED ASSETS	1,991	1,549
OTHER ASSETS		
Deposits with clearing organizations and others	5,000	5,000
TOTAL ASSETS	$ 65,866	$ 62,952
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,462	$ 2,584
Bank overdrafts	2,007	2,062
Commissions payable	15,051	11,072
Loan payable - officer	6,000	6,000
TOTAL CURRENT LIABILITIES	25,520	21,718
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(41,304)	(40,416)
TOTAL STOCKHOLDER'S EQUITY	40,346	41,234
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 65,866	$ 62,952

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 700,105	$ 634,237
Interest income	765	422
Miscellaneous income	11,169	9,596
TOTAL REVENUES	712,039	644,255
SELLING EXPENSES	583,862	525,941
GENERAL AND ADMINISTRATIVE EXPENSES	129,065	131,883
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	712,927	657,824
NET INCOME (LOSS) BEFORE INCOME TAXES	(888)	(13,569)
PROVISION FOR INCOME TAXES	-	(355)
NET INCOME (LOSS)	(888)	(13,924)
RETAINED DEFICIT - BEGINNING OF YEAR	(40,416)	(26,492)
RETAINED DEFICIT - END OF YEAR	$ (41,304)	$ (40,416)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (888)	$ (13,924)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	807	1,459
(Increase) decrease in current assets:		
Commissions receivable	(8,320)	5,400
Certificate of deposit	(750)	(379)
Increase (decrease) in current liabilities:		
Accounts payable	(122)	(1,964)
Bank overdrafts	(54)	2,062
Commissions payable	3,979	(4,050)
Accrued income taxes	-	(1,400)
TOTAL ADJUSTMENTS	(4,460)	1,128
NET CASH PROVIDED BY OPERATING ACTIVITIES	(5,348)	(12,796)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from deposits with clearing organizations	-	-
Acquisition of fixed assets	(1,250)	(1,542)
NET CASH USED IN INVESTING ACTIVITIES	(1,250)	(1,542)
NET INCREASE IN CASH	(6,598)	(14,338)
CASH AT BEGINNING OF YEAR	11,226	25,564
CASH AT END OF YEAR	$ 4,628	$ 11,226
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ -	$ 52
Income taxes paid	$ -	$ 1,400

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds. Approximately twenty-five percent of all sales are with one mutual fund company.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less. There were no cash equivalents at December 31, 2005 or 2004.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2005 or 2004.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $807 and $1,459 respectively for 2005 and 2004.

Maintenance and Repairs

Improvements, additions and major renewals that extend the life of assets are capitalized; maintenance and repairs are expensed as incurred.

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2005 and 2004.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2005	2004
Fidelity Destiny Reserve Account	$ 5,000	$ 5,000
Total	$ 5,000	$ 5,000

NOTE C – COMPUTATION OF NET CAPITAL

	2005	2004
Gross capital	$ 40,346	$ 41,234
Add – Non-allowable Liabilities - loan from shareholder	6,000	6,000
Deduct Non-allowable Assets - Property, and Equipment, and Prepaid Expenses	(6,992)	(7,354)
Net capital	$ 39,354	$ 39,880
Excess net capital	$ 30,886	$ 30,455
Allowable aggregate indebtedness (12 times net capital)	$ 472,248	$ 478,560
Actual aggregate indebtedness	$ 19,775	$ 16,156

NOTE D – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 1 percent annually. The certificate of deposit was renewed on November 20, 2005 for six additional months. The value of the certificate of deposit was $31,164 for at December 31, 2005.

NOTE E - ADVERTISING COST

Advertising costs of $2,559 and $2,419 were incurred for the years ended December 31, 2005 and 2004, respectively. All advertising costs are expensed as incurred.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES
BRODHEADSVILLE, PA
570-992-5876
EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.
KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2005 and 2004, and have issued our report thereon dated February 20, 2006. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 20, 2006
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
SELLING EXPENSES		
Advertising	$ 2,559	$ 2,419
Auto lease and expense	5,180	2,023
Commissions	564,389	514,055
Entertainment	1,253	2,235
Meetings	217	1,158
Public relations	422	61
Regulatory fees	8,910	6,399
Training programs	39	1,384
Travel	893	2,606
TOTAL SELLING EXPENSES	583,862	532,340
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	698	1,042
Bookkeeping	652	641
Computer expenses	5,885	4,045
Contributions	120	70
Depreciation	807	1,459
Dues and subscriptions	615	356
Employee benefits	11,282	7,211
Insurance	2,145	2,923
Interest	-	52
Licenses and permits	876	786
Miscellaneous	42	425
Office suppplies	4,716	6,120
Outside services	450	1,472
Payroll taxes	6,051	6,760
Postage	2,719	2,163
Professional fees	5,470	2,346
Rent	10,800	10,800
Repairs and maintenance	398	264
Salaries	66,135	66,237
Sales expenses	502	392
Taxes - other	1,040	162
Telephone	5,710	8,040
Utilities	1,952	2,074
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	129,065	125,840
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 712,927	$ 658,180

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2005 AND 2004

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2005	2004	2005	2004	2005	2004
A)	Gross Capital	$ 36,878	$ 36,809	$ 3,468	$ 4,425	$ 40,346	$ 41,234
B)	Add:						
	Officer loan	6,000	6,000	-	-	6,000	6,000
C)	Deduct:						
	Non-allowable receivables	(6,992)	(7,354)	-	-	(6,992)	(7,354)
	Net capital	$ 35,886	$ 35,455	$ 3,468	$ 4,425	$ 39,354	$ 39,880

		2005	2004
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to payables	$ 2,261	$ 2,500
	Adjustment for voided checks	458	1,737
	Adjustment to Certificate of Deposit	749	188
	Total Adjustments	$ 3,468	$ 4,425

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Beginning Liability - January 1	$ 6,000	$ 6,000
Additions:	-	-
Subtractions:	-	-
Ending Balance - December 31	$ 6,000	$ 6,000

There were no findings of material inadequacies found to exist or found to have existed since the date of the previous audit.

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2005

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
NASD Member Regulation Programs/Systems Support 9509 Key West Avenue, 3rd Floor Rockville, MD 20850	1
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	1
Securities and Exchange Commission Mellon Independence Center 701 Market Street Suite 2000 Philadelphia, PA 19106	1
Securities and Exchange Commission 233 Broadway New York, NY 10279	1